

February 3, 2015

<u>Via E-mail</u>
Daniel L. Urness
Chief Financial Officer
Cavco Industries, Inc.
1001 North Central Avenue; Suite 800
Phoenix, AZ 85004

> **Re: Cavco Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended March 29, 2014**
> **Filed June 11, 2014**
> **Form 10-Q for the Period Ended September 27, 2014**
> **Filed November 5, 2014**
> **File No. 0-8822**

Dear Mr. Urness:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended March 29, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

<u>Results of Operations, page 36</u>

1. Please refer to Item 303(A) of Regulation S-K and show us how you will revise future filings to enhance your discussion of results of operations to address the following:
   - Quantify average home selling prices and explain the reasons why they changed and how they impacted the overall change in net revenue between the periods presented;
   - Discuss the components of financial services revenue and quantify and explain the factors that impacted the overall change in such revenue between the periods presented;

- Explain the business reasons for changes in income before taxes both on a consolidated basis and separately for each reportable segment. Your current discussion quantifies the amount of change between periods but does not address the reasons for the changes; and
- Quantify and describe how changes in product mix and the volume of loan sales impacted consolidated gross profit.

Critical Accounting Policies, page 41

Accretable Yield on Consumer Loans Receivable and Secured Financings, page 44

2. We note your disclosure that you "consider expected prepayments and default rates and estimate the amount and timing of undiscounted expected principal, interest and other cash flows for consumer loans receivable held for investment to determine the expected cash flows on securitized financings and the contractual payments". Please tell us and show us how you will revise future filings to quantify and explain the significant assumptions you used and to provide sensitivity analysis disclosures that address the potential impact of changes in those assumptions.

Quantitative and Qualitative Disclosures About Market Risk, page 47

3. Please tell us and show us how you will revise future filings to provide sensitivity analysis disclosures of the potential impact of interest rate changes on the fair value of your inventory finance notes receivable and securitized financings with fixed interest rates. Your current disclosures explain that changes in interest rates could affect the fair market value of these instruments but do not quantify the potential changes in fair value based on hypothetical changes in interest rates. Alternatively, you could choose to provide quantitative information regarding market risk for these instruments using one of the other disclosure alternatives in Item 305(a) of Regulation S-K.

Consolidated Financial Statements

5. Consumer Loans Receivable, page F-17

4. Please revise future filings to provide the following additional information for the loans held for investment: the weighted average contractual interest rate during each period; the effective interest rate during each period; and the maturity terms as of the most recent balance sheet date.

5. It appears to us that you did not have an allowance for loan losses associated with your consumer loans receivable as of March 29, 2014 and March 30, 2013. If true, please confirm this fact and disclose there is no related allowance in future filings (as applicable). If false, please revise future filings to provide the disclosures required by ASC 310-30-50-2. Also, please tell us if or how you access non-performing consumer loans held for investment during each period.

6. We note the change in the amount of the non-accretable discount during the periods presented in the first table on page F-18. We also note the amounts of the re-classifications (to) from non-accretable discount during the periods presented in the second table on page F-18. Please explain to us the other factors that impacted the non-accretable discount during the periods presented, including if and how those changes are recorded in your financial statements.

6. Inventory Finance Notes Receivable and Allowance for Loan Loss, page F-19

7. Please revise future filings to disclose the following:
    - The weighted average contractual interest rate of financing receivables during each period and their maturity terms as of the most recent balance sheet date;
    - Your policy for resuming the accrual of interest (ASC 310-10-50-6);
    - The recorded investment in financing receivables that are 90 days or more past due and are still accruing interest (ASC 310-10-50-7); and
    - An analysis of the age of your recorded investment in financing receivables as of the end of the reporting period that are past due (ASC 310-10-50-7A).

11. Debt Obligations, page F-24

8. You disclose on page F-25 that the cumulative loss ratio for the 2007-1 securitized portfolio exceeded the specified level as of March 29, 2014 and as a result, repayment of the principal of the related Class A bonds was accelerated until cumulative loss ratios return to specified levels. You indicate that principal repayments of the securitized debt (including accelerated amounts) are only payable from cash collections from the securitized loans. Please revise future filings to clarify the circumstances (if any) under which the acceleration of debt repayment due to cumulative loss ratios could negatively impact your cash flows.

9. As a related matter, please tell us if the cumulative loss ratio level for the 2007-1 securitized portfolio increased in October 2014 as expected and if so, explain the impact this had on your required debt payments.

Form 10-Q for the Period Ended September 27, 2014

General

10. Please address the above comments in your interim filings as well.

Unaudited Consolidated Financial Statements

6. Inventory Finance Notes Receivable and Allowance for Loan Loss, page 10

11. You disclose on page 13 that you had a concentration of inventory finance notes receivable with one independent third-party and its affiliates that was equal to 33.4% of the principal balance outstanding as of March 29, 2014 and 47.9% as of September 27, 2014. Please refer to Item 101(C)(1)(viii) of Regulation S-K and ASC 280-10-50-42 and tell us if and how you will revise future filings to disclose customer relationships that could have a material impact on your business if those customers were lost. Please also tell us why this concentration was not previously disclosed in your Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 32

12. It appears that your net cash provided by operating activities for the six months ended September 27, 2014 was materially impacted by a $10 million decrease in proceeds from sales of consumer loans as compared to the six months ended September 28, 2013. Please show us how you will revise your liquidity section in future filings to: quantify changes in both loan originations and loan sales between periods presented; explain the reasons for differences; and address if the changes represent trends that are expected to continue. Your current discussion quantifies items affecting cash flows from operations without explaining the reasons why those items fluctuated from period to period. Please refer to Instruction 3 to Item 303(b) of Regulation S-K.

13. In your October 31, 2014 earnings call for the quarter ended September 27, 2014, your CEO indicated that the Company announced its interest in a transaction with Skyline Corporation. Furthermore, he indicated that the Company was willing to explore a variety of alternatives including an all cash purchase of outstanding shares. Please tell us your consideration of enhancing your liquidity discussion in future filings to address your interest in a transaction with Skyline and to describe how such a transaction could impact your liquidity and capital resources.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ Terence O'Brien for

John Cash
Accounting Branch Chief